United States securities and exchange commission logo





                             October 28, 2021

       Zhenyang Shi
       Chairman and Chief Executive Officer
       POMDOCTOR LIMITED
       Yongxu Industrial Park
       No.19-23 Hejing Road, Dongsha Street
       Liwan District, Guangzhou 510000
       People   s Republic of China

                                                        Re: POMDOCTOR LIMITED
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
30, 2021
                                                            CIK No. 0001877971

       Dear Mr. Shi:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 30, 2021

       Prospectus Cover Page, page i

   1. We note your disclosure that you are a "Cayman Islands holding company primarily operating in China . .
.. ." Please also disclose prominently on the prospectus cover page that you are not a
Chinese operating company. We also note your disclosure that actions by the PRC
government could "significantly affect" your financial conditions and that the "ADSs may
decline in value." Please also disclose that such actions would likely result in a material
change in your operations and/or value of your ADSs, including that it could cause the value
of such securities to significantly decline.
 Zhenyang Shi
POMDOCTOR LIMITED
October 28, 2021
Page 2
2. We note your disclosure regarding "the legal and operational risks related to doing business in China." Please revise your disclosure to indicate that such risks are also associated with being based in and having the majority of the company s operations in
         China. In addition to your reference to the "[u]ncertainties in the PRC legal system," your
         disclosure should address how recent statements by China   s
government has or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

3.       We note the Frost & Sullivan growth projections for the market size of
China   s digital
         healthcare industry that you disclose on page 2 and elsewhere in the prospectus. Please disclose the material assumptions and limitations with respect to all such projections you disclose in the prospectus, as well as any risks associated therewith.
4. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule --
         depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately -- as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.
5. Please discuss the nature of your disparate voting rights structure, including the number of votes per share to which each class of common stock is entitled, as you discuss on the prospectus cover page and in your risk factors on page 50.
Who We Are, page 1

6. Please discuss the strategic marketing campaigns you conducted in 2020, the significant selling and marketing expenses that you incurred in support of the campaigns, including your RMB214.5 million cooperation with Focus Media, and your current expectations as to whether you will launch similar campaigns in 2022 and subsequent years.
7. In the last paragraph in this section where you discuss the repeat purchase rate of patients
FirstName LastNameZhenyang Shi
       you were able to achieve in 2020 and the average revenues prepaying patient that you
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       reached                     LIMITED
                in 2020, please also present the same data for the prior period in 2019 so investors
Octoberhave
         28, context
             2021 Pageof comparability.
                         2
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Summary of Risk Factors, page 3

8. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in China
poses to investors.
          In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, with respect to your disclosure regarding the "PRC governmental authorities'
         significant oversight and discretion over [y]our business operation" and the
         "[u]ncertainties with respect to the PRC legal system," please revise to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Recent Regulatory Developments, page 4

9. We note your disclosure with respect to recent PRC regulatory developments, including your disclosure that you "have not been involved in any investigations on cybersecurity review made by the Cyberspace Administration of China." Here or elsewhere in the prospectus summary, please also disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, as you discuss on page 41. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or
         any other entity that is required to approve of the VIE   s
operations, and state affirmatively
         whether you have received all requisite permissions and whether any permissions have been denied.
Corporate History and Structure, page 5

10.      Please disclose when you incorporated Pomegranate Cloud Medical
Limited and
         Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd., which you disclose on page F-8 were incorporated in March and April of 2021, respectively.
         Additionally, please provide a more robust discussion of the restructuring that you refer to on page F-8, including the reasons for the restructuring and the date of completion upon which POMDOCTOR Limited became the parent holding company. Please refer to Item
         4.A of Form 20-F.
11.      We note your diagram of the company   s corporate structure, including
who the equity
         ownership interests are of each entity. Please clearly identify in the diagram that
         Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. is your VIE.
         Additionally, please describe all contracts and arrangements through which you purport to
 Zhenyang Shi
POMDOCTOR LIMITED
October 28, 2021
Page 4
         obtain economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements, which we note you discuss beginning on page 69. Identify clearly POMDOCTOR LIMITED as the offshore holding company which investors are purchasing their interest, and identify the entity(ies) in
         which the company   s operations are conducted. Describe the relevant
contractual
         agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Please disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits. Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across
Borders and to U.S. Investors, page 6

12. We note your disclosure that you "have not distributed any earnings or settled any amounts owed under the [c]ontractual [a]rrangements," that you "do not have any plan" to do so in the "foreseeable future," and that you have "not made any dividends or distributions to U.S. investors." We also note your diagram of the "typical fund flow" on page 7. To the extent that there have been transfers of cash, please quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Additionally, please quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
Risk Factors
Risks Related to Our Business and Industry
"The report of our independent registered public accounting firm on our financial statements . . .
..", page 14

13. Here or as a new risk factor, please disclose that, in addition to the substantial doubt about your ability to continue as a going concern, you currently have RMB 221,041,000 outstanding and due to Focus Media in 2024 and thereafter. Please prominently discuss such agreement in a risk factor and the deferral arrangement.
"Our delivery, return and exchange policies may affect our results of operations.", page 18
FirstName LastNameZhenyang Shi
14. You disclose that you have adopted shipping policies that do not necessarily pass the full
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       cost NamePOMDOCTOR
            of shipping on to yourLIMITED
                                   users. Please disclose in the Notes to the
financial statements
Octoberyour
        28, accounting
             2021 Page 4policy for shipping costs.
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"We have a limited number of key suppliers . . . ", page 23

15.      We note your disclosure that    two suppliers collectively accounted
for 17.6% and 31.5%
         of [y]our total purchases, respectively." Please disclose the names of the suppliers, and tell us whether these supplier relationships are material to your business and, to the extent such relationships are material, please file as an exhibit any associated agreements. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.
"It is unclear whether we will be subject to the oversight of the Cyberspace Administration of
China (CAC) . . . ", page 24

16. Please discuss to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Additionally, we note your disclosure that you "may not be subject to the cybersecurity review by the CAC for this offering, given that . . . [you] do not possess a large amount of personal information in [y]our business operations . . . ." Please revise your discussion to further explain why you are
         not subject to CAC review due to your amount of personal information, as you had "over
         1.8 million" registered patient accounts" at the end of 2020 (page 15) and the PRC
         Cybersecurity Law and the Measures for Cybersecurity Censorship "requires that any operator applying for listing on a foreign exchange must go through cybersecurity review if it possesses personal information of more than one million users." "If we fail to maintain an effective system of internal control . . . ", page 30

17. Please revise the heading of this risk factor to prominently note to investors that your accounting firm identified two material weaknesses in your internal control over financial reporting, as you discuss in this risk factor.
"We are not in full compliance with PRC labor laws and regulations...", page 32

18. You disclose that under PRC labor laws and regulations, you are required to compensate your employees and make social insurance and housing provident funds contributions on your own behalf for the benefit of your employees in full and on time and as of the date of this prospectus, you did not pay the social insurance and housing provident fund in full for some of your employees and you have not been in full compliance with such laws and regulations in the past. Further, on page 35, you disclose that one of your subsidiaries,
         Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. Beijing Branch, has not complied with some of the obligations under certain labor arbitration awards and enforcement notices on time. Please tell us if you have recorded an accrual in your consolidated balance sheets for these unpaid amounts and the amount of the balance due. In addition, to provide investors context regarding your potential liability, please revise the risk factor to quantify the amount of compensation that you have not paid your employees and estimate you could owe under PRC labor laws and regulations.
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"Our use of some leased properties could be challenged . . . ", page 33

19. To provide investors additional context regarding the risk associated with your seven leased properties discussed on page 111, please quantify the number of lessors who have not provided you with their ownership certifications or other relevant documents as well as the number of lessors who have not registered their property with the relevant authorities.
Risks Related to Our Corporate Structure
"If the PRC government deems that the Contractual Arrangements in relation to our VIE do not comply with PRC regulatory restrictions . . . ", page 35

20. Please disclose the risk that your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations. "The PRC governmental authorities' significant oversight and discretion . . . ", page 40

21. We note your disclosure that, with respect to certain actions by PRC governmental authorities, "[a]ny such action could significantly limit or completely hinder [y]our ability to offer or continue to offer securities to investors." Please discuss the risk that such action could cause the value of your securities to significantly decline or be worthless.
         Additionally, please revise your discussion of the risk that the PRC governmental authorities may influence your operations to acknowledge that the PRC governmental authorities may intervene or influence your operations at any time. "Our ADSs may be delisted under the Holding Foreign...", page 47

22. You state that your auditor is located in China, yet the audit opinion on page F-2 is signed by a firm based in New York. Please explain this inconsistent disclosure to us.
"Our dual-class voting structure will limit your ability to influence corporate matters . . . ", page
50

23. We note your disclosure that "holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions." Please disclose the percentage of outstanding shares that Class B shareholders must keep to continue to control the outcome of such matters submitted to shareholders for approval.
"You may experience dilution of your holdings . . . ", page 54

24. Here or as a new risk factor, please disclose that future issuances of Class B ordinary shares may be dilutive to the holders of ADSs and holders of Class A ordinary shares, particularly with respect to their voting power.
 Zhenyang Shi
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"[Forum selection provisions in our post-offering memorandum . . . ", page 55

25. Please revise your disclosure to clarify that the uncertainty as to whether "a court could find [your] type of provision to be inapplicable, unenforceable or inconsistent" is particularly with respect to claims arising under the Securities Act. Please disclose that such uncertainty may be attributed specifically to Section 22 of the Securities Act, which creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 75

26. Please provide a more robust and coherent discussion of how you measure your number of doctors and the relevance of each metric, as we note you discuss various metrics in various places throughout the prospectus. In doing so, please make conforming changes throughout the prospectus. In particular, please:
             Clearly define each metric, including mature doctors, contracted doctors, registered doctors (e.g., page 101), new doctors (e.g., pages 75 and 101), doctors "issuing prescription (e.g., page 77) and active doctors (e.g., page 108). To the extent a metric appears similar to another metric, explain the distinction and
             the reason for using both metrics.
             Present data in comparable forms for each metric (e.g., by presenting the number of doctors within each metric for both 2019 and 2020). In this regard, we note you only present the 2020 retention rate for mature doctors and the 2020 data for contracted, registered and active doctors, but you present the 2019 and 2020 data for new doctors and "doctors issuing prescription."
             Ensure coherency across the metrics when viewing the totality of the data. In this regard, we note your disclosure that you have over 200,000 contracted doctors but only 78,000 active doctors (consulting and/or prescribing) and 7,717 issuing at least one prescription (and by implication, approximately 70,000 doctors providing consultations).
             Discuss "medical experts" and any relevant metrics, as we note your disclosure that your "medical team is staffed by contracted doctors and medical experts."
             To the extent necessary, please revise your discussion of key operating metrics on page 32.
27. In addition to discussing the metrics pertaining to your doctors, please define and discuss the following metrics: "registered patient accounts" (page 15), "active user" (page 17),
         "existing registered user" (page 17), the number of consultations and prescriptions issued
         (page 32), and the total breakdown of your provided services, including "online consultation and prescription renewal, chronic disease management and family doctor"
         (page 19).
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Our ability to increase user accounts and drive additional purchase from our online pharmacy,
page 76

28. To balance your disclosure of the number of SKUs in 2020 and to further support your disclosure that the "number of products available on [y]our platform has grown rapidly,"
         please disclose the number of SKUs in 2019. Please make conforming changes on page
         102 under the sub-heading "Well-established pharmaceutical supply chain with a complete selection of medical products and extensive supplier channels."
Impact of the COVID-19 Pandemic on Our Operations and Financial Performance, page 77

29. We note that your net revenues decreased significantly more than the decrease in the number of "users purchasing medication" and "doctor issuing prescription" from 2019 to
         2020. Please provide a more robust discussion of why your revenue, particularly with regard to your Internet hospital segment, decreased significantly due to the pandemic, or alternatively please revise to qualify that your revenue decreased due to other factors, to the extent applicable.
30. Regarding your disclosure that your revenue decreased due to the COVID-19 pandemic, please explain how this is consistent with your statement on page 93 that the pandemic
         "accelerated the penetration of digital medical service and subsequently contributed to the development of digital health market."
Gross Profit, page 78

31. We note your disclosure under the sub-heading "Gross Profit" that the "following table sets forth a breakdown of our cost of revenues by type in absolute amounts . . . "
         (emphasis added). Please revise your lead-in language to refer to a breakdown of your gross profit, if true, as the numbers presented in the table indicate as such.
Key Components of Results of Operations
Net Revenues, page 78

32. Please revise your disclosure to explain why your revenue from internet hospital was respectively 86.9% and 84.8% of total revenue in 2019 and 2020, but as you disclose on page 76, "the revenues from online pharmacy sales and other sales revenue under Internet hospital business contributed to 85.5% and 82.1% of [y]our total revenue, respectively."
         Additionally, please further specify and discuss the "termination of certain under-
         performed business."
Cost of revenues, page 79

33. Please revise your disclosure to explain why your cost of revenues in your pharmaceutical supply chain increased in 2020, as we note your disclosure on page 77 that you permanently closed half of your offline chain pharmacies in 2020.
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Sales and marketing expenses, page 79

34. We note your disclosure that sales and marketing expenses include service fees to doctors.
         Please tell us if the service fees to doctors results from the doctors' services provided to patients using your internet hospital business and if true, why you do not include these service fees in cost of revenues.
Year ended December 31, 2020 compared to year ended December 31, 2019, page 80

35. You attribute the change in net revenue to multiple factors. Please revise to quantify the contribution of each factor noted. Refer to Item 5 of Form 20-F. Other Income, page 81

36. Please tell us why you only earned other income from the disposal of one chain pharmacy in 2020. In this regard, we note your disclosure on page 77 indicates that you "maintained six chain pharmacies as of December 31, 2020 compared to 12 chain pharmacies as of
         December 31, 2019." Such disclosure suggests that you closed or disposed of six chain pharmacies in 2020.

Liquidity and Capital Resources, page 82

37.      We note your disclosure that "[y]our management   s plan to alleviate
the substantial doubt
         about [y]our ability to continue as a going concern were included in note 2 of[y]our
         consolidated financial statements . . . ." Please discuss such plan here and in particular
         please discuss how you plan to provide the additional working capital needed. Please refer to Item B.1(a) of Form 20-F.
38. We note from your "Related Party Transactions" section beginning on page 137 that you have financed your operating and investing activities partially through loans from related parties at interest rates between 8.86% and 41.06%. Please disclose this in your liquidity disclosure and address the associated costs of such financing, as well as its impact, if any, on your ability to continue as a going concern. Please revise your risk factor disclosure as necessary.
Contractual Obligations, page 84

39. Your table indicates the payable to Focus Media will be settled in 2024 and thereafter but your discussion in net cash used in operating activities says you postponed the settlement with Focus Media of advertising fees which were incurred in 2020 and such advertising payable was settled in 2021. In Note 2 on page F-12, you disclose that you entered into tripartite agreements with Focus Media, Inc and Guangzhou Aixiangbao Investment
         Limited Liability Partnership (   Aixiangbao   ) pursuant to which you
are released from
         being the obligor to Focus under the liability as Aixiangbao assumed the obligation on behalf of you and you will not be required to repay the liability for three years and after
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         then Aixiangbao can only require you to repay the liability in a non-cash method. Please
         reconcile these disclosures and revise as necessary.
Business
Who We Are, page 99

40. Please explain what you mean by "online consultations" to provide investors with additional context about your business and how doctors consult with their patients. In this regard, we note your disclosure on page 105 that you utilize "one-to-one graphic consultation" and that you plan to "gradually launch phone and video consultation."
Our Value Proposition, page 100

41. Please explain what you mean by "closed-loop online medical services" platform. In this regard, we note your disclosure that your platform "encourages multi-institution practice,"
         that you have been "expanding offline" (e.g., page 101), that "patients are mainly sourced by doctors via existing patient-doctor relationships" (e.g., page 99), that patient-doctor
         "connections are often initiated by offline contacts" (e.g., page
101), and that your doctors
         may recommend their patients "to conduct detailed examinations at hospitals and upload the results" (e.g., page 106). In revising your disclosure, please discuss whether your doctors only treat their patients online or whether they may treat a single patient through a combination of both in-person and your online closed-loop system (for example, please address whether your platform does in certain instances engage patients with "serious or urgent conditions" who also see their same doctor offline).
High patient loyalty due to the long-term nature of chronic diseases and the mutual trust that has developed between our doctors and patient, page 101

42. To provide additional context to investors regarding your "high patient loyalty," please discuss your 62.0% patient rate, which we note you discuss elsewhere (e.g., page 99). In this regard, please also explain how your patient retention rate supports (or does not support) your focus on chronic disease management, which you state "require[s] ongoing medical attention" because such diseases "last at least one year by definition."
Medical team on our platform, page 107

43. We note your disclosure that your "contracted doctors had on average over 4.2 years of
FirstName LastNameZhenyang Shi
       experience." Please provide the average number of years of experience of your doctors
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                prescribing medication  and consulting with patients (e.g., your active doctors,
       mature   doctors
October 28, 2021 Page 10and doctors issuing prescription).
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Online drug sales, page 108

44. We note your disclosure that "[i]f the pharmacists find any prescription to be in any potential violation of the Drug Administration Law, they will return the prescriptions to the doctors . . . ." Please discuss the frequency of these returns or tell us why such
         information is not material.
Drug Sourcing, page 109

45. Please identify whether you have any key suppliers and, if so, please name them and quantify your reliance upon them. In this regard we note your risk factor disclosure on page 23 that for the fiscal years ended December 31, 2019 and 2020, two suppliers collectively accounted for 17.6% and 31.5% of your total purchases, respectively.
Competition, page 110

46. We note your disclosure that you "face significant competition for highly skilled personnel . . . ." Please discuss whether your contracted doctors are also contracted by
         other Internet hospitals, and the extent to which you compete with such hospitals for them.
Intellectual Property, page 110

47. Please revise your discussion of intellectual property to be consistent with your disclosure on page 102, in which you state that you have "four patents" instead of "one patent."
Legal Proceedings, page 112

48. Please discuss the outstanding obligations of Guangzhou Qilekang Pharmaceutical Chain
         Co., Ltd. Beijing Branch pursuant to the labor arbitration award noted on page 35. Please refer to Item 8.A(7) of Form 20-F.
Principal [and Selling] Shareholders, page 135

49. Please provide the portion of shares held in China and the number of record holders in
         China, in accordance with Item 7(A)(2) of Form 20-F. To the extent applicable, please also disclose any significant changes in the percentage ownership held by your principal shareholders during the past three years. Additionally, please state that the holders of
         Class B shares have twenty votes per share compared to one vote per share for the holders of Class A shares, in accordance with Item 7.A(c) of Form 20-F. Related Party Transactions, page 137

50. Please revise the first five sub-sections (from "Private Placements" to "Share Incentive
         Plan") to summarize the related party transaction to the extent required by Item 7.B of
         Form 20-F, instead of solely providing a cross-reference.
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FirstName LastNameZhenyang Shi
POMDOCTOR      LIMITED
Comapany
October 28,NamePOMDOCTOR
            2021            LIMITED
October
Page 12 28, 2021 Page 12
FirstName LastName
Description of Share Capital, page 139

51. Please revise your disclosure to refer to the correct number and class of outstanding shares, as we note your disclosure that "[a]s of the date of this prospectus, 4,042,042 Class
         B ordinary shares, 238,095 Series Pre-A preferred shares, 1,958,119 Series B-4 preferred shares are issued and outstanding" as well as your disclosure on page 135 that you have
         2,196 Class A ordinary shares outstanding as of the date of the prospectus.
General

52. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steve Lin